Resolution of the Board of Directors

On January 29, 2015, the Board of Directors of POSCO resolved on the following:

1. Annual General Meeting of Shareholders (the “General Meeting”)

• Date and Time (Tentative): March 13, 2015 at 9:00 am (KST)

• Place (Tentative) : POSCO Center, Art Hall, 440 Teheran-ro ,Gangnam-gu, 135-777 Seoul.

2. Dividend Payment

Year-end Cash Dividends per Share (KRW)	6,000
Dividend Payout Ratio (%)	2.1%
Record Date	December 31, 2014
Proposed Dividend Payment Date	April 2, 2015
Total Annual Dividend (KRW)	479,958,168,000
Annual Dividend per Share (KRW)	8,000
— Year-End Dividend (KRW)	6,000
— Interim Dividend (KRW)	2,000

The financial information relating to the non-consolidated earning results of POSCO for the fiscal year 2014 and 2013 as presented below has been prepared by POSCO (Results for the fiscal year 2014 is based on the unaudited and preliminary internal estimates), in accordance with Korean International Financial Reporting Standards (“Information”). The Information for the fiscal year 2014 may significantly differ from the actual non-consolidated earning results of POSCO and accordingly shall not be relied upon for investment or for any other purposes.

Comparison of the Financial Information (Fiscal Years 2014 and 2013)

1. Sales and Income

[Consolidated]

	2014	2013
			Change in Amount
Unit	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	Rate (%)
Sales	65,098,445,304	61,864,649,859	3,233,795,445	5.2
Operating Income	3,213,530,266	2,996,133,864	217,396,402	7.3
Earnings Before Taxes	1,378,144,332	1,946,176,840	-568,032,508	-29.2
Net Income	556,659,146	1,355,180,338	-798,521,192	-58.9

[Stand Alone]

	2014	2013
Unit	(Million KRW)	(Million KRW)

Sales	29,218,854	30,543,545
Operating Income	2,350,035	2,215,133
Earnings Before Taxes	1,721,393	1,985,295
Net Income	1,138,958	1,582,596

2. Financial Status (Consolidated)

	2014	2013
Unit	(Thousand KRW)	(Thousand KRW)
Total Asset	85,252,172,613	84,455,406,685
Total Liability	39,960,808,435	38,633,376,655
Total Shareholders’ Equity	45,291,364,178	45,822,030,030
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	9,388.7	9,498.7